Exhibit 2

FIRSTSERVICE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2018

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements and the effectiveness of ICFR at December 31, 2018. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded twelve individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2018. The total assets and total revenues of the twelve majority-owned entities represent 5.3% and 3.2%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2018.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2018, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2018, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Scott Patterson Chief Executive Officer	/s/ Jeremy Rakusin Chief Financial Officer

February 20, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FirstService Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FirstService Corporation and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of earnings, consolidated statement of comprehensive earnings, consolidated statements of shareholders’ equity and consolidated statements of cash flows for the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and their results of operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America (US GAAP). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded twelve entities from its assessment of internal control over financial reporting as at December 31, 2018 because these entities were acquired by the Company in a purchase business combination during the year ended December 31, 2018. We have also excluded these entities from our audit of internal controls over financial reporting. Total assets and total revenues of these majority owned entities excluded from management’s assessments and our audit of internal control over financial reporting represent 3.2% and 5.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2019

We have served as the Company’s auditor since 2014.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of US dollars, except per share amounts)

Years ended December 31	2018	2017

Revenues	$1,931,473	$1,729,031

Cost of revenues (exclusive of depreciation and amortization shown below)	1,320,252	1,188,814
Selling, general and administrative expenses	426,377	385,037
Depreciation	35,257	27,695
Amortization of intangible assets	17,515	14,354
Goodwill impairment charge (note 8)	-	6,150
Acquisition-related items (note 4)	4,504	2,019
Operating earnings	127,568	104,962

Interest expense, net	12,620	9,867
Other income, net	(254)	(1,520)
Earnings before income tax	115,202	96,615
Income tax (note 13)	24,922	21,568
Net earnings	90,280	75,047

Non-controlling interest share of earnings	11,180	8,228
Non-controlling interest redemption increment (note 10)	13,235	15,367
Net earnings attributable to Company	$65,865	$51,452

Net earnings per common share (note 14)

Basic	$1.83	$1.43
Diluted	$1.80	$1.41

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(in thousands of US dollars)

Years ended December 31	2018	2017

Net earnings	$90,280	$75,047

Foreign currency translation (loss) gain	(2,623)	1,916
Comprehensive earnings	87,657	76,963

Less: Comprehensive earnings attributable to non-controlling shareholders	24,415	23,595

Comprehensive earnings attributable to Company	$63,242	$53,368

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

As at December 31	2018	2017
Assets
Current assets
Cash and cash equivalents	$66,340	$57,187
Restricted cash	13,504	9,707
Accounts receivable, net of allowance of $9,177 (December 31, 2017 - $10,751)	239,925	185,762
Income tax recoverable	9,337	4,400
Inventories (note 5)	48,227	37,956
Prepaid expenses and other current assets	37,739	31,367
	415,072	326,379

Other receivables	4,212	3,515
Other assets	6,135	6,404
Fixed assets (note 6)	98,102	85,424
Deferred income tax (note 13)	-	780
Intangible assets (note 7)	148,798	133,844
Goodwill (note 8)	335,155	291,920
	592,402	521,887
	$1,007,474	$848,266

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$41,709	$41,098
Accrued liabilities (note 5)	132,572	118,190
Unearned revenues	36,746	39,017
Long-term debt - current (note 9)	3,915	2,751
Contingent acquisition consideration - current (note 16)	12,005	12,640
	226,947	213,696

Long-term debt - non-current (note 9)	330,608	266,874
Contingent acquisition consideration (note 16)	1,281	5,778
Unearned revenues	13,453	15,552
Other liabilities	40,797	35,426
Deferred income tax (note 13)	6,577	946
	392,716	324,576
Redeemable non-controlling interests (note 10)	151,585	117,708

Shareholders' equity	236,226	192,286
	$1,007,474	$848,266

Commitments and contingencies (notes 11 and 17)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors,

/s/Bernard I. Ghert	/s/D. Scott Patterson
Director	Director

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	earnings	loss	Total
Balance, December 31, 2016	35,842,611	$138,189	$46,235	$(10,309)	$(2,408)	$171,707

Net earnings	-	-	-	51,452	-	51,452
Other comprehensive earnings	-	-	-	-	1,916	1,916
Tax re-allocation from spin-out	-	-	(7,221)	-	-	(7,221)
Subsidiaries’ equity transactions	-	-	465	-	-	465

Subordinate Voting Shares:
Stock option expense	-	-	4,132	-	-	4,132
Stock options exercised	345,150	6,666	(2,148)	-	-	4,518
Dividends	-	-	-	(17,598)	-	(17,598)
Purchased for cancellation	(271,378)	(1,085)	-	(16,000)	-	(17,085)
Balance, December 31, 2017	35,916,383	$143,770	$41,463	$7,545	$(492)	$192,286

Net earnings	-	-	-	65,865	-	65,865
Other comprehensive loss	-	-	-	-	(2,623)	(2,623)
Subsidiaries’ equity transactions	-	-	(336)	-	-	(336)

Subordinate Voting Shares:
Stock option expense	-	-	5,767	-	-	5,767
Stock options exercised	194,100	5,479	(1,797)	-	-	3,682
Dividends	-	-	-	(19,417)	-	(19,417)
Purchased for cancellation	(130,436)	(542)	-	(8,456)	-	(8,998)
Balance, December 31, 2018	35,980,047	$148,707	$45,097	$45,537	$(3,115)	$236,226

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

Years ended December 31	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$90,280	$75,047

Items not affecting cash:
Depreciation and amortization	52,772	42,049
Goodwill impairment charge	-	6,150
Deferred income tax	1,989	(7,110)
Other	5,837	5,664

Changes in non-cash working capital:
Accounts receivable	(37,100)	(38,604)
Inventories	(5,780)	(821)
Prepaid expenses and other current assets	(6,152)	(3,656)
Accounts payable	(3,249)	5,013
Accrued liabilities	12,462	21,308
Income tax payable	(5,142)	(12,421)
Unearned revenues	(6,330)	4,611
Other liabilities	1,257	18,598
Contingent acquisition consideration paid	(1,383)	(193)
Net cash provided by operating activities	99,461	115,635

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(59,444)	(39,573)
Purchases of fixed assets	(40,597)	(36,257)
Other investing activities	(6,158)	(3,831)
Net cash used in investing activities	(106,199)	(79,661)

Financing activities
Increase in long-term debt	103,914	61,063
Repayment of long-term debt	(41,626)	(43,641)
Financing fees paid	(575)	-
Purchases of non-controlling interests	(3,600)	(7,782)
Sale of interests in subsidiaries to non-controlling interests	1,200	843
Contingent acquisition consideration paid	(7,862)	(2,599)
Proceeds received on exercise of stock options	3,682	4,518
Dividends paid to common shareholders	(18,780)	(17,141)
Distributions paid to non-controlling interests	(6,913)	(4,504)
Repurchases of Subordinate Voting Shares	(8,998)	(17,085)
Net cash provided by (used) in financing activities	20,442	(26,328)

Effect of exchange rate changes on cash	(754)	414

Increase in cash, cash equivalents and restricted cash	12,950	10,060

Cash, cash equivalents and restricted cash, beginning of year	66,894	56,834

Cash, cash equivalents and restricted cash, end of year	$79,844	$66,894

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, CertaPro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters, and Century Fire Protection.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, estimated fair value of contingent consideration related to acquisitions, and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

On January 1, 2018, the Company adopted updated guidance issued by the FASB on restricted cash (ASU No. 2016-18). This ASU requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The Company’s restricted cash balance consists primarily of cash related to our marketing funds in the FirstService Brands segment, cash held for certain employees’ benefit plans, and cash held for insurance broker commissions owed in our FirstService Residential segment. This update has been applied retrospectively.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress inventory relates to construction contracts and real estate project management projects in process and are accounted for using the percentage of completion method.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. The classification of an asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to the revolving credit facility and Senior Notes are deferred and amortized to interest expense using the effective interest method.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. Indefinite life intangible assets are not subject to amortization. Where lives are finite, they are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 5 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Backlog	straight-line over 6 to 12 months

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill and indefinite life intangible assets are tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has six reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment test is performed.

On August 1, 2017, the Company adopted updated guidance issued by the FASB on accounting for goodwill impairment (ASU No. 2017-04). The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The same one-step impairment test will be applied to goodwill at all reporting units, even those with zero or negative carrying amounts.

Impairment of indefinite life intangible assets is tested by comparing the carrying amount to the estimated fair value on an individual intangible asset basis.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

The Company accounts for a contract with a customer when there is approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s revenues are measured based on consideration specified in the contract of each customer and recognizes revenues as the performance obligations are satisfied by transferring the control of the service or product to a customer.

(a) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are deferred and recognized over the term of the franchise agreement. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

The Company’s franchise systems operate marketing funds on behalf of franchisees. Advertising fund contributions from franchisees are reported as revenues and advertising fund expenditures are reported as expenses in our statements of earnings. To the extent that contributions received exceed advertising expenditures, the excess amount is accrued and offset as a deferred liability, whereas any expenditures in excess of contributions are expensed as incurred. As such, advertising fund contributions and the related revenues and expenses may be reported in different periods.

On January 1, 2018, the Company adopted the new revenue recognition standard Accounting Standard Codification 606 “Revenues from Contracts with Customers” (“ASC 606”) by using the full retrospective method. The Company has recast its consolidated financial statements and disclosures from amounts previously reported to comply with ASC 606. See note 3 for further information.

(b) Revenues from construction contracts and service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to construction contracts and real estate project management work-in-process, are recognized over time based on percentage of completion, based on a ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to fifteen years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

On January 1, 2017, the Company adopted updated guidance issued by the Financial Accounting Standards Board (“FASB”) on balance sheet classification of deferred taxes, Accounting Standards Update (“ASU”) No. 2015-17. This update simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. The Company now records all deferred tax assets and liabilities, along with any related valuation allowance as non-current on the balance sheet. The guidance did not have any impact on the Company’s results of operations.

On January 1, 2017, the Company adopted updated guidance issued by the FASB on share-based compensation (ASU No. 2016-09). This update simplifies how share-based payments are accounted for and presented. Income tax expense is impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. The ASU permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated or recognized when they occur. The Company has elected to account for forfeitures when they occur. The impact on current year tax expense is a recovery of $3,893. The cash flow impacts of tax windfalls are all recognized with operating cash-flows.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings.

3.	Revenue recognition standard

On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all open contracts using the full retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to retained earnings on January 1, 2017. The comparative information has been recast to reflect the new revenue standard.

The new revenue standard resulted in the deferral of some revenues relating to franchise fees that were previously recognized at a point in time and will now be recognized over time, during the term of the franchise agreement. The application of the new standard also resulted in gross revenue recognition of certain ancillary fees related to marketing funds in the FirstService Brands segment. Previously, these amounts were recorded on a net basis.

The Company has adjusted its comparative consolidated financial statements from amounts previously reported due to the retrospective adoption of ASC 606. Select Consolidated Statements of Earnings line items, which reflect the adoption of ASC 606 are as follows:

	Year ended, December 31, 2017
	As Previously Reported	Adjustments	As Adjusted
(In thousands, except per share amounts)

Revenues	$1,705,456	$23,575	$1,729,031
Cost of revenues	1,189,373	(559)	1,188,814
Selling, general and administrative expenses	358,238	26,799	385,037
Operating earnings	107,627	(2,665)	104,962
Net earnings	76,673	(1,626)	75,047

Diluted net earnings per share	1.45	(0.04)	1.41

Select Consolidated Balance Sheet line items, which reflect the adoption of ASC 606 are as follows:

	December 31, 2017
	As Previously Reported	Adjustments	As Adjusted
(In thousands)

Assets:
Accounts Receivable	$182,442	$3,320	$185,762
Prepaid expenses and other current assets	29,631	1,736	31,367
Other assets - non-current	1,401	5,003	6,404
Fixed assets	85,056	368	85,424
Deferred income tax - non-current	674	106	780

Liabilities and equity:
Accounts Payable	40,184	914	41,098
Accrued liabilities	114,096	4,094	118,190
Unearned revenues - current	34,358	4,659	39,017
Unearned revenues - non-current	-	15,552	15,552
Deferred income tax	4,685	(3,739)	946
Retained earnings	18,492	(10,947)	7,545

Adoption of ASC 606 had no impact on net cash from or used in operating, investing or financing activities in the Company's Consolidated Statements of Cash Flows.

Within the FirstService Brands segment, franchise fee revenue recognized during the year ended December 31, 2018 that was included in deferred revenue at the beginning of the period was $3,392 (2017 - $3,716). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the new revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the year ended December 31, 2018 were $1,220 (2017 - $1,331). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at December 31, 2018 was $7,031 (2017 - $6,223). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is comprised of contracted work yet to be performed. As at December 31, 2018, the aggregate amount of backlog was $151,890. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Year ended December 31
	2018	2017
Revenues

FirstService Residential	$1,254,840	$1,174,332
FirstService Brands company-owned operations	540,058	428,961
FirstService Brands franchisor	132,079	122,620
FirstService Brands franchise fee	4,496	3,118

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.	Acquisitions

2018 acquisitions:

The Company acquired controlling interests in twelve businesses, three in the FirstService Residential segment and nine in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in South Carolina, Georgia, and Ontario. In the FirstService Brands segment, the Company acquired two California Closets franchises located in Las Vegas and Houston, an independent restoration company in the U.S., three Paul Davis Restoration franchises based in Alberta, Kentucky, and Seattle, and three fire protection companies operating in the Southeastern U.S., all of which will be operated as company-owned locations.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$22,383
Long-term assets	6,961
Current liabilities	(12,049)
Deferred Tax Liabilities	(4,230)
Redeemable non-controlling interest	(19,889)
$(6,824)

Note consideration	$(1,035)
Cash consideration, net of cash acquired of $3,038	(59,444)
Acquisition date fair value of contingent consideration	(4,536)
Total purchase consideration	$(65,015)

Acquired intangible assets	$28,960
Goodwill	$42,879

2017 acquisitions:

The Company acquired controlling interests in nine businesses, five in the FirstService Residential segment and four in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in Minnesota, Washington D.C., Florida, Massachusetts, and Ontario. In the FirstService Brands segment, the Company acquired California Closets franchises located in Southern California and Atlanta, as well as Paul Davis Restoration franchises based in Omaha, Nebraska and Washington D.C., all of which will be operated as company-owned locations.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$9,593
Non-current assets	3,394
Current liabilities	(8,495)
Long-term liabilities	(850)
Deferred Tax Liabilities	(3,408)
Redeemable non-controlling interest	(3,360)
$(3,126)

Note consideration	(1,000)
Cash consideration, net of cash acquired of $1,426	$(39,573)
Acquisition date fair value of contingent consideration	(9,280)
Total purchase consideration	$(49,853)

Acquired intangible assets	$23,589
Goodwill	$29,390

“Acquisition-related items” included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the year ended December 31, 2018 totaled $4,671 (2017 - $705). Also included in acquisition-related items was a reversal of $167 related to contingent acquisition consideration fair value adjustments (2017 – expense of $1,314).

In all years presented, the fair values of non-controlling interests were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For acquisitions completed during the year ended December 31, 2018, goodwill in the amount of $26,401 is deductible for income tax purposes (2017 - $10,218).

The Company typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the consolidated balance sheet as at December 31, 2018 was $13,286 (see note 16). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $11,314 to a maximum of $13,311. These contingencies will expire during the period extending to September 2020. During the year ended December 31, 2018, $9,245 was paid with reference to such contingent consideration (2017 - $2,792).

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. The consideration for the acquisitions during the year ended December 31, 2018 was financed from borrowings on the Company’s revolving credit facility and cash on hand.

The amounts of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2018, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2017, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2018	$54,458	$5,695
Supplemental pro forma for 2018 (unaudited)	1,985,656	92,371
Supplemental pro forma for 2017 (unaudited)	1,876,724	82,635

Supplemental pro forma results were adjusted for non-recurring items.

5.	Components of working capital accounts

	December 31, 2018	December 31, 2017

Inventories
Work-in-progress	$26,534	$18,545
Finished goods	11,843	9,964
Supplies and other	9,850	9,447

	$48,227	$37,956

Accrued liabilities
Accrued payroll and benefits	$73,454	$65,967
Value appreciation plans	8,860	2,883
Customer advances	1,365	1,468
Other	48,893	47,872

	$132,572	$118,190

6.	Fixed assets

December 31, 2018
	Cost	Accumulated depreciation	Net

Land	$2,521	$-	$2,521
Buildings	10,581	4,952	5,629
Vehicles	67,441	40,821	26,620
Furniture and equipment	74,052	49,275	24,777
Computer equipment and software	100,743	76,108	24,635
Leasehold improvements	34,477	20,557	13,920
	$289,815	$191,713	$98,102

December 31, 2017
	Cost	Accumulated depreciation	Net

Land	$2,521	$-	$2,521
Buildings	10,456	4,701	5,755
Vehicles	60,227	37,934	22,293
Furniture and equipment	64,003	44,565	19,438
Computer equipment and software	93,007	69,309	23,698
Leasehold improvements	29,757	18,038	11,719
	$259,971	$174,547	$85,424

Included in fixed assets are vehicles, office and computer equipment under capital lease at a cost of $9,628 (2017 - $8,109) and net book value of $4,404 (2017 - $3,935).

7.	Intangible assets

December 31, 2018
	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$135,844	$52,600	$83,244
Franchise rights	48,558	22,500	26,058
Trademarks and trade names	27,506	16,360	11,146
Management contracts and other	50,290	21,940	28,350
	$262,198	$113,400	$148,798

December 31, 2017
	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$116,938	$48,698	$68,240
Franchise rights	44,392	19,695	24,697
Trademarks and trade names	26,766	13,742	13,024
Management contracts and other	45,621	17,738	27,883
	$233,717	$99,873	$133,844

During the year ended December 31, 2018, the Company acquired the following intangible assets:

	Amount	Estimated weighted average amortization period (years)

Customer lists and relationships	$20,472	13.4
Franchise rights	1,294	4.5
Trademarks and trade names	1,312	8.1
Management Contracts and other	5,882	8.3

	$28,960	11.7

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2019	$16,943
2020	16,264
2021	13,544
2022	13,535
2023	12,423

8.	Goodwill

	FirstService Residential	FirstService Brands	Consolidated

Balance, December 31, 2016	$173,673	$92,493	$266,166
Goodwill acquired during the year	13,358	16,032	29,390
Accumulated goodwill impairment loss	-	(6,150)	(6,150)
Other items	(32)	898	866
Foreign exchange	1,224	424	1,648
Balance, December 31, 2017	188,223	103,697	291,920
Goodwill acquired during the year	6,248	36,631	42,879
Other items	922	1,633	2,555
Foreign exchange	(1,450)	(749)	(2,199)
Balance, December 31, 2018	$193,943	$141,212	$335,155

A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. No goodwill impairments were identified in 2018. On August 1, 2017, the Company determined that there was impairment in the Service America reporting unit within the FirstService Brands segment driven by weak performance. The fair value of the reporting unit was determined using a discounted cash flow model, which falls within level 3 of the fair value hierarchy and is based on management’s forecast and current trends. The amount of the impairment loss related to the reporting unit was $3,752 (net of income taxes of $2,398).

9.	Long-term debt

December 31, 2018

Revolving credit facility	$177,246
3.84% Notes	150,000
Capital leases maturing at various dates through 2022	2,693
Other long-term debt maturing at various dates up to 2023	4,584
334,523
Less: current portion	3,915

Long-term debt - non-current	$330,608

The Company has $150 million of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a credit agreement with a syndicate of banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $250 million. The Facility has a 5-year term ending January 2023 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate for 2018 was 3.75%. The revolving credit facility had $67,540 of available un-drawn credit as at December 31, 2018. As of December 31, 2018, letters of credit in the amount of $5,214 were outstanding ($5,389 as at December 31, 2017). The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $100 million, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Facility and holders of the Senior Notes various collateral, including an interest in all of the assets of the Company. The covenants under the Facility and the Senior Notes require the Company to maintain certain ratios, including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2018 was 3.8%. The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2019	$3,914
2020	1,916
2021	30,584
2022	30,434
2023 and thereafter	267,675

10.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2018	2017

Balance, January 1	$117,708	$102,352
RNCI share of earnings	11,180	8,228
RNCI redemption increment	13,235	15,367
Distributions paid to RNCI	(6,913)	(4,504)
Purchases of interests from RNCI, net	(3,890)	(6,939)
RNCI recognized on business acquisitions	19,889	3,360
Other	376	(156)
Balance, December 31	$151,585	$117,708

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of December 31, 2018 was $149,132 (2017 - $116,558). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at December 31, 2018, approximately 2,100,000 such shares would be issued, and would have resulted in an increase of $0.53 to diluted earnings per share for the year ended December 31, 2018.

11.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Preferred Shares;

An unlimited number of Subordinate Voting Shares having one vote per share; and

An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

The following table provides a summary of total capital stock issued and outstanding:

	Subordinate Voting Shares		Multiple Voting Shares		Total Common Shares
	Number	Amount	Number	Amount	Number	Amount

Balance, December 31, 2018	34,654,353	$148,559	1,325,694	$148	35,980,047	$148,707

Pursuant to the amended management services agreement with the Company dated and effective as of the 1st day of June, 2015, the Company agreed to make payments to a company (“FC Co”) indirectly owned by its Founder and Chairman that are contingent upon an arm’s length sale of control of the Company or upon a distribution of the Company’s assets to its shareholders. The payment amounts will be determined with reference to the consideration per Subordinate Voting Share received or deemed received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred to person(s) who are not at arm’s length to FC Co. The agreement provides for FC Co to receive the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$2.351. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$4.578. Assuming an arm’s length sale of control of the Company had occurred on December 31, 2018, the aggregate amount required to be paid to FC Co, based on a market price of C$93.69 (being the closing price per Subordinate Voting Share on the Toronto Stock Exchange on December 31, 2018), would have been US$248,756.

12.	Stock-based compensation

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at December 31, 2018, there were 1,127,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the year ended December 31, 2018 is follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options - Beginning of period	1,396,750	$34.41
Granted	430,500	66.39
Exercised	(194,100)	18.96
Shares issuable under options - December 31, 2018	1,633,150	$44.68	2.5	$38,889
Options exercisable - End of period	667,977	$33.01	1.6	$23,693

The Company incurred stock-based compensation expense related to these awards of $5,767 during the year ended December 31, 2018 (2017 - $4,132).

As at December 31, 2018, the range of option exercise prices was $20.52 to $70.40 per share. Also as at December 31, 2018, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $38,889 and 2.5 years, respectively.

The following table summarizes information about option exercises during year ended December 31, 2018:

2018

Number of options exercised	194,100

Aggregate fair value	$6,382
Intrinsic value	5,083
Amount of cash received	1,299

Tax benefit recognized	$2,440

As at December 31, 2018, there was $6,703 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the year ended December 31, 2018, the fair value of options vested was $11,670 (2017 - $11,363).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

2018

Risk free rate	2.2%
Expected life in years	4.75
Expected volatility	30.5%
Dividend yield	0.7%

Weighted average fair value per option granted	$17.91

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

13.	Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year’s earnings before tax. Differences result from the following items:

	2018	2017

Income tax expense using combined statutory rate of 26.5% (2017 - 26.5%, 2016 - 26.5%)	$30,529	$25,603
Permanent differences	785	359
Tax effect of flow through entities	(491)	(186)
Adjustments to tax liabilities for prior periods	(526)	(1,712)
Effects of changes in U.S. enacted tax rates	-	(2,514)
Non-deductible stock-based compensation	1,528	1,095
Excess tax benefits related to stock-based compensation	(3,968)	(5,749)
Foreign, state and provincial tax rate differential	(2,863)	4,914
Other taxes	(72)	(242)
Provision for income taxes as reported	$24,922	$21,568

Earnings before income tax by jurisdiction comprise the following:

	2018	2017

Canada	$6,854	$4,375
United States	108,348	92,240
Total	$115,202	$96,615

Income tax expense (recovery) comprises the following:

	2018	2017

Current
Canada	$(554)	$(791)
United States	23,615	29,966
	23,061	29,175

Deferred
Canada	403	(294)
United States	1,458	(7,313)
	1,861	(7,607)

Total	$24,922	$21,568

The significant components of deferred income tax are as follows:

	2018	2017

Deferred income tax assets
Loss carry-forwards	$1,567	$1,580
Expenses not currently deductible	20,440	18,029
Stock-based compensation	1,312	1,602
Basis differences of partnerships and other entities	-	683
Allowance for doubtful accounts	2,018	1,596
Inventory and other reserves	113	191
	25,450	23,681

Deferred income tax liabilities
Depreciation and amortization	29,393	21,631
Basis differences of partnerships and other entities	166	-
Prepaid and other expenses deducted for tax purposes	1,689	1,423
	31,248	23,054

Net deferred income tax asset (liability) before valuation allowance	(5,798)	627
Valuation allowance	779	793

Net deferred income tax asset (liability)	$(6,577)	$(166)

The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company has gross operating loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2018	2017	2018	2017	2018	2017

Canada	$1,638	$2,167	$-	$-	$1,638	$2,167
United States	12,562	10,575	10,529	6,870	2,033	3,705

These amounts above are available to reduce future federal, state, and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 6 to 20 years.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $429,173 as at December 31, 2018 (2017 - $353,976). Income tax is not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

The gross unrecognized tax benefits are $148 (2017 - $148). Of this balance, $148 (2017 - $148) would affect the Company’s effective tax rate if recognized. For the year ended December 31, 2018, there was no adjustment to interest and penalties related to provisions for income tax (2017 - nil). As at December 31, 2018, the Company had accrued $38 (2017 - $38) for potential income tax related interest and penalties.

The Company’s significant tax jurisdictions include the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

14.	Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2018	2017

Shares issued and outstanding at beginning of period	35,916,383	35,842,611
Weighted average number of shares:
Issued during the period	111,904	203,725
Repurchased during the period	(76,076)	(137,596)
Weighted average number of shares used in computing basic earnings per share	35,952,211	35,908,740
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	619,089	650,536
Number of shares used in computing diluted earnings per share	36,571,300	36,559,276

15.	Other supplemental information

	2018	2017

Franchisor operations
Revenues	$132,079	$122,620
Operating earnings	37,709	33,960
Initial franchise fee revenues	4,496	3,118
Depreciation and amortization	5,893	5,030
Total assets	128,627	109,889

Cash payments made during the period
Income taxes	$28,221	$43,893
Interest	11,714	9,489

Non-cash financing activities
Increases in capital lease obligations	$1,919	$1,235

Other expenses
Rent expense	$32,045	$28,977

16.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines.

Interest rate risk

The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars. A portion of revenue is generated by the Company’s Canadian operations. The Company’s head office expenses are incurred in Canadian dollars which is hedged by Canadian dollar denominated revenue.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2018:

	Carrying value at	Fair value measurements
	December 31, 2018	Level 1	Level 2	Level 3

Contingent consideration liability	$13,286	$-	$-	$13,286

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $18.

Balance, December 31, 2017	$18,418
Amounts recognized on acquisitions	4,536
Fair value adjustments	(167)
Resolved and settled in cash	(9,245)
Other	(256)
Balance, December 31, 2018	$13,286

Less: current portion	$12,005
Non-current portion	$1,281

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 2.0% to 2.5%). The following are estimates of the fair values for other financial instruments:

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value

Other receivables	$4,212	$4,212	$3,515	$3,515
Long-term debt	334,523	344,198	269,625	282,109

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

17.	Commitments and contingencies

(a)	Lease commitments

Minimum operating lease payments are as follows:

Year ended December 31
2019	$24,505
2020	23,124
2021	19,643
2022	15,384
2023	11,946
Thereafter	21,446

(b) Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

18.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2018 was $1.2 million (2017 - $1.4 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2018, the Company had $2.1 million of loans receivable from minority shareholders (December 31, 2017 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

19.	Segmented information

Operating segments

The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office. The reportable segment information excludes intersegment transactions.

2018	FirstService Residential	FirstService Brands	Corporate	Consolidated

Revenues	$1,254,840	$676,633	$-	$1,931,473
Depreciation and amortization	23,045	29,686	41	52,772
Operating earnings (loss)	89,043	54,988	(16,463)	127,568
Other income, net				254
Interest expense, net				(12,620)
Income taxes				(24,922)

Net earnings				$90,280

Total assets	$474,837	$525,850	$6,787	$1,007,474
Total additions to long lived assets	31,548	90,592	-	122,140

2017	FirstService Residential	FirstService Brands	Corporate	Consolidated

Revenues	$1,174,332	$554,699	$-	$1,729,031
Depreciation and amortization	21,794	20,244	11	42,049
Goodwill impairment charge	-	6,150	-	6,150
Operating earnings (loss)	77,569	43,990	(16,597)	104,962
Other expense, net				1,520
Interest expense, net				(9,867)
Income taxes				(21,568)

Net earnings				$75,047

Total assets	$403,408	$436,445	$8,413	$848,266
Total additions to long lived assets	47,227	53,689	-	100,916

Geographic information

Revenues in each geographic region are reported by customer locations.

	2018	2017

United States
Revenues	$1,822,688	$1,632,019
Total long-lived assets	539,645	470,287

Canada
Revenues	$108,785	$97,012
Total long-lived assets	42,410	40,901

Consolidated
Revenues	$1,931,473	$1,729,031
Total long-lived assets	582,055	511,188

20.	Impact of recently issued accounting standards

In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard was effective on January 1, 2019, at which time the Company elected to adopt the ASU using a modified retrospective transition. The Company is currently finalizing the impact of this standard on its financial position and results of operations. The Company expects the impact to be material to its balance sheet, but minimal impact to its statements of earnings and statements of cash-flows. The Company has selected and implemented an IT solution to address the change in the standard.

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective for the Company beginning January 1, 2020 and will require a cumulative-effect adjustment to Accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact of this guidance on its consolidated financial statements.